RECURRING REWARDS RIDER

This Rider is attached to and made a part of this Contract as of the Contract Date. Terms not defined in this Rider have the meaning given to them in the Contract. All terms of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider shall prevail over the terms of the Contract.

You may purchase this Rider as of the Contract Date provided that each Owner and Annuitant is age 75 or younger as of the Contract Date.

Initial Credit Enhancement: SBL will add an Initial Credit Enhancement to your Contract Value at the time any Purchase Payment is applied to your Contract during the first Contract Year. The amount of an Initial Credit Enhancement is 2% of the Purchase Payment to be applied. The Initial Credit Enhancement will be applied at the time the Purchase Payment is effective. Initial Credit Enhancements will be allocated among the Accounts in the same proportion as the applicable Purchase Payment. The Initial Credit Enhancement is subject to "Vesting," as described below. An Initial Credit Enhancement will not be added to any Purchase Payment applied subsequent to the first Contract Year.

Recurring Credit Enhancement: After the Initial Credit Enhancement, additional 2% Recurring Credit Enhancements are paid at every third Contract Anniversary that occurs prior to the Annuity Start Date on the basis of the Contract Value at that time. For example, a Contract with a Contract Date of January 5, 2004, would receive a 2% Initial Credit Enhancement immediately, subject to Vesting, as discussed below. In addition, the Contract would receive an additional 2% Recurring Credit Enhancement at the third Contract Anniversary, January 5, 2007, on the total Contract Value at that time. Likewise, an additional 2% Recurring Credit Enhancement would be applied to the total Contract Value on January 5, 2010. This pattern continues as long as the Contract is in force. There is no vesting schedule attached to the Recurring Credit Enhancements, so the Recurring Credit Enhancements vest immediately. Recurring Credit Enhancements will be allocated among the Accounts in the same proportion as the Contract Value on the date of receipt of the Recurring Credit Enhancement.

Rider Charge: SBL will deduct a charge while this Rider is in effect as set forth in the Contract. The Rider Charge will be in effect for the life of the Contract. If SBL offers a Fixed Account option under the Contract, SBL will not deduct the Rider Charge from Fixed Account Contract Value to the extent such charge exceeds the amount of Current Interest in excess of the Guaranteed Rate.

Vesting: Each Initial Credit Enhancement will vest completely at the end of the seven-year period that begins on the Contract Date. An amount equal to 1/7 of the Initial Credit Enhancement will vest as of each anniversary of the Contract Date. There is no vesting schedule attached to the Recurring Credit Enhancements. The Recurring Credit Enhancements vest immediately.

Withdrawals: In the event of a full or partial Withdrawal that exceeds the Free Withdrawal Amount (the "Free Amount") for that Contract Year, SBL will recapture all or part of any Initial Credit Enhancement that has not yet vested. The amount to be recaptured by SBL is equal to a percentage of the Initial Credit Enhancement that has not yet vested, which percentage is determined for each Withdrawal by dividing: (i) the amount of the Withdrawal, including any contingent deferred sales charges, less the Free Amount; by (ii) Contract Value immediately prior to the Withdrawal. SBL will recapture Initial Credit Enhancements only to the extent that total Withdrawals in a Contract Year, including Systematic Withdrawals, exceed the Free Amount for that Contract Year. The annual Free Amount is equal to: (i) 10% of cumulative Purchase Payments (not including any Initial Credit Enhancement) in the first Contract Year; and (ii) 10% of Contract Value as of the first day of the current Contract Year in any subsequent Contract Year. SBL will not recapture any of the Recurring Credit Enhancements upon a full or partial Withdrawal.

Death Benefit: In the event that the Death Benefit under your Contract is based upon the sum of all Purchase Payments made by the Owner ("Return of Purchase Payment Death Benefit"), Purchase Payments shall not include any Credit Enhancements paid under this Rider. Any Death Benefit, payable under the Contract, except a Return of Purchase Payment Death Benefit, will be reduced by any Initial Credit Enhancements applied during the 12 months preceding the date of the Owner's death.

This Rider shall be in effect for the life of the Contract. The Owner may not have more than one such Rider in effect on the Contract at one time. The Owner may not cancel this Rider at any time the Contract is in force. The Owner may not select an Annuity Start Date that is prior to seven years from the Contract Date.

SECURITY BENEFIT LIFE INSURANCE COMPANY

J. Michael Keefer
Secretary

V6088-1 (7-04)